                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. -)<F*>

                           High Country Bancorp, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                          (Title of Class of Securities)

                                   42965Q107
              ----------------------------------------------------
                                 (CUSIP Number)


[FN]

      <F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                      -----------------
CUSIP NO. 42965Q107                13G                   PAGE 2 OF 9 PAGES
-------------------                                      -----------------


==========================================================================
  1     NAMES OF REPORTING PERSONS           DONALD LEIGH KOCH

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

--------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) / /
                                                              (b) / /

--------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES
--------------------------------------------------------------------------
   NUMBER OF          5   SOLE VOTING POWER
    SHARES
  BENEFICIALLY            19,682<F*>
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                    ------------------------------------------------------
                       6   SHARED VOTING POWER
                           2,000<F*>

                    ------------------------------------------------------
                       7   SOLE DISPOSITIVE POWER
                           103,282<F*>

                    ------------------------------------------------------
                       8   SHARED DISPOSITIVE POWER
                           0
--------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        103,282<F*>
--------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
                                                                  / /

--------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        7.8%
--------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------
[FN]
        <F*>SEE ITEM 4 OF THIS SCHEDULE 13G.
==========================================================================


                                    PAGE 2 OF 9 PAGES
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-------------------                                      -----------------
CUSIP NO. 42965Q107                                      PAGE 3 OF 9 PAGES
-------------------                                      -----------------


==========================================================================
  1     NAMES OF REPORTING PERSON       KOCH ASSET MANAGEMENT, L.L.C.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 43-1746061

--------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a) / /
                                                        (b) / /

--------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION
             MISSOURI
--------------------------------------------------------------------------
  NUMBER OF           5   SOLE VOTING POWER
   SHARES
 BENEFICIALLY             0
  OWNED BY
   EACH
 REPORTING
  PERSON
   WITH
                    ------------------------------------------------------
                      6   SHARED VOTING POWER
                          0
                    ------------------------------------------------------
                      7   SOLE DISPOSITIVE POWER
                          103,282<F*>

                    ------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER
                          0

--------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
        103,282<F*>
--------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES
                                                               / /

--------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         7.8 %
--------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON
        IA
--------------------------------------------------------------------------
[FN]
        <F*>SEE ITEM 4 OF THIS SCHEDULE 13G.
==========================================================================



                                    PAGE 3 OF 9 PAGES
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-------------------                                      -----------------
CUSIP NO. 42965Q107                                      PAGE 4 OF 9 PAGES
-------------------                                      -----------------


ITEM 1.      (a)     Name of Issuer:  High Country Bancorp, Inc.


             (b)     Address of Issuer's Principal Executive Offices:

                     130 West 2nd Street
                     Salida, CO 81201-0309

ITEM 2.      (a)     Name of Person Filing:  Donald Leigh Koch
                      Koch Asset Management, L.L.C. , L.L.C.

             (b)     Address of Principal Business Offices or, if none,
                     Residence:

                     Donald Leigh Koch
                     4 Muirfield Lane
                     St. Louis, MO  63141

                     Koch Asset Management, L.L.C.
                     1293 Mason Road
                     Town & Country, MO  63131

             (c)     Citizenship:  United States; Missouri


             (d)     Title of Class of Securities:  Common Stock


             (e)     CUSIP Number:  42965Q107


ITEM 3.      INFORMATION IF STATEMENT IS FILED PURSUANT TO RULES
             13d-1(b) OR 13d-2(b):

             Koch Asset Management, L.L.C., one of the persons filing this Statement, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.


                                    PAGE 4 OF 9 PAGES
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-------------------                                      -----------------
CUSIP NO. 42965Q107                                      PAGE 5 OF 9 PAGES
-------------------                                      -----------------

ITEM 4.      OWNERSHIP.

             The Information in items 1 and 5-11 on each of the cover pages of this Schedule 13G is hereby incorporated by reference.<F**>

             Koch Asset Management, L.L.C. is a registered investment adviser which furnishes investment advice to individual clients by exercising trading authority over securities held in accounts on behalf of such clients (collectively, the "Managed Portfolios"). In its role as an investment adviser to the Managed Portfolios, Koch Asset Management, L.L.C. has sole dispositive power over the Managed Portfolios and, as a result, may be deemed to be the beneficial owner of shares of High Country Bancorp, Inc. Common Stock (the "Common Stock") held by such Managed Portfolios. However, Koch Asset Management, L.L.C. does not have the right to vote or to receive any dividends from, or the proceeds from the sale of, the Common Stock held in such Managed Portfolios and disclaims any ownership associated with such rights.

             Donald Leigh Koch owns 100% of Koch Asset Management, L.L.C. and serves as the sole Managing Member of Koch Asset Management, L.L.C. Mr. Koch is filing this joint statement with Koch Asset Management, L.L.C. as a result of his ownership of and position in Koch Asset Management, L.L.C., from which Mr. Koch may be deemed to have the power to exercise any dispositive power that Koch Asset Management, L.L.C. may have with respect to the Common Stock held by the Managed Portfolios. Mr. Koch, individually, and Mr. Koch and his spouse, jointly, own and hold voting power with respect to Managed Portfolios containing approximately 19,682 and 2,000 shares, respectively, of Common Stock, or an aggregate of approximately 1.6% of the total number of outstanding shares of Common Stock (collectively, the "Koch Shares"). Other than with respect to the Koch Shares, all shares reported herein have been acquired by Koch Asset Management, L.L.C. and Mr. Koch specifically disclaims beneficial ownership over any shares of Common Stock that he or Koch Asset Management, L.L.C. may be deemed to beneficially own. Furthermore, other than with respect to the Koch Shares, Mr. Koch does not have the right to vote or to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.


ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 N/A
[FN]
------------------------

<F**>Computational Note:  Based upon 1,322,500 shares of Common Stock issued and outstanding as of 12/31/97.


                                    PAGE 5 OF 9 PAGES
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-------------------                                      -----------------
CUSIP NO. 42965Q107                                      PAGE 6 OF 9 PAGES
-------------------                                      -----------------



ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
             ANOTHER PERSON.

                 N/A

ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
             WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
             PARENT HOLDING COMPANY.

                 N/A

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
             GROUP.

                 N/A

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

                 N/A

ITEM 10.     CERTIFICATION.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                    PAGE 6 OF 9 PAGES
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-------------------                                      -----------------
CUSIP NO. 42965Q107                                      PAGE 7 OF 9 PAGES
-------------------                                      -----------------
                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


                                     DONALD LEIGH KOCH

                                                 2/11/98
                                     -------------------------------------
                                                   Date

                                           /s/ Donald Leigh Koch
                                     -------------------------------------
                                                 Signature

                                             Donald Leigh Koch
                                     -------------------------------------
                                                Name/Title


                                     KOCH ASSET MANAGEMENT, L.L.C.

                                                 2/11/98
                                     -------------------------------------
                                                   Date

                                           /s/ Donald Leigh Koch
                                     -------------------------------------
                                                 Signature

                                       Donald Leigh Koch, Managing Member
                                     -------------------------------------
                                                Name/Title



                                    PAGE 7 OF 9 PAGES
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CUSIP NO. 42965Q107                                      PAGE 8 OF 9 PAGES
-------------------                                      -----------------


                                 EXHIBIT INDEX

Exhibit I      Joint Filing Agreement



                                    PAGE 8 OF 9 PAGES
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CUSIP NO. 42965Q107                                      PAGE 9 OF 9 PAGES
-------------------                                      -----------------

                                EXHIBIT I
                                   TO
                              SCHEDULE 13G

                         JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including any amendments thereto) with respect to the Common Stock of High Country Bancorp, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of the 12th day of February, 1998.



                                     /s/ Donald Leigh Koch
                                     -------------------------------------
                                     Donald Leigh Koch


                                     KOCH ASSET MANAGEMENT,  L.L.C.


                                     By: /s/ Donald Leigh Koch
                                        ----------------------------------
                                        Donald Leigh Koch, Managing Member


                                    PAGE 9 OF 9 PAGES